Lionsgate Studios Corp.

2700 Colorado Avenue

Santa Monica, California 90404

June 27, 2024

VIA EDGAR

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lionsgate Studios Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 27, 2024
File No. 333-280132

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Lionsgate Studios Corp. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-1, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4:00 p.m., prevailing Eastern Time, on July 1, 2024, or as soon as practicable thereafter.

Please contact David E. Shapiro (email: DEShapiro@wlrk.com or telephone (212) 403-1314) or Helen A. Diagama (email: HADiagama@wlrk.com or telephone (212) 403-1026) of Wachtell, Lipton, Rosen & Katz with any questions and please notify one or more of them when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

By:	/s/ James W. Barge
Name:	James W. Barge
Title:	Chief Financial Officer

cc:	David E. Shapiro, Wachtell, Lipton, Rosen & Katz
Helen A. Diagama, Wachtell, Lipton, Rosen & Katz